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                              August 17, 2022

       Daniel Wong
       Chief Executive Officer and Chief Financial Officer
       Bridgetown Holdings Ltd
       c/o 38/F Champion Tower
       3 Garden Road, Central
       Hong Kong

                                                        Re: Bridgetown Holdings
Ltd
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 28,
2022
                                                            File No. 001-39623

       Dear Mr. Wong:

               We have reviewed your August 12, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 8, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. We note your response that indicates your Sponsor may have substantial ties to non-U.S.
                                                        persons. Please revise
your proposed risk factor disclosure in future filings to include the substance provided in
your response letter, so that investors have necessary context to assess the risk you
disclose.
             You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
       Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.
 Daniel Wong
Bridgetown Holdings Ltd
August 17, 2022
Page 2
                                       Sincerely,
FirstName LastNameDaniel Wong
                                       Division of Corporation Finance
Comapany NameBridgetown Holdings Ltd
                                       Office of Real Estate & Construction
August 17, 2022 Page 2
cc:       Lijia Sanchez, Esq.
FirstName LastName